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EXHIBIT 8.16
                      SECOND AGREEMENT FOR EXTENSION OF PAYMENTS
                               AND OTHER CONSIDERATION

    THIS AGREEMENT, entered into this 26th day of June, 1997, by and between MILES J. WILLARD, doing business as MILES WILLARD COMPANY, of 655 West Sunnyside, Idaho Falls, Idaho, 83404, hereinafter referred to as "Willard", and THE O'BOISIE CORPORATION, an Illinois corporation, of 1111 W. 22nd, Suite 640, Oakbrook, Illinois, 60521, hereinafter referred to as "O'Boisie",

                                     WITNESSETH:

    WHEREAS, Willard and O'Boisie previously entered into an Assignment and Assumption Agreement Dated January 24, 1996, whereby O'Boisie accepted the assignment of and assumed the obligations of the Licensee under that certain License Agreement dated March 1, 1985, as amended January 1, 1993, between Willard and Keebler Company, a Delaware corporation; and

    WHEREAS, Willard and O'Boisie subsequently executed an Agreement for Extension of Payments and Other Consideration for the purpose of granting O'Boisie further time within which to pay certain overdue payments, and modifying the royalty payments due; and,

    WHEREAS, O'Boisie is in default of its obligation to pay royalties to Willard under the License Agreement, as so modified and extended, and Willard has given O'Boisie written notice of its election to declare a default of the License Agreement, accelerate all unpaid royalties, and cancel the License Agreement; and,

    WHEREAS, the parties desire to reach a further agreement to extend the time within which O'Boisie shall pay such overdue royalties, and to otherwise modify the royalty payments due and to become due under the License Agreement, and to rescind Willard's election to declare a default, accelerate all royalties and cancel the License Agreement;

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    NOW, THEREFORE, the parties mutually agree that the Notice of Default issued to Willard, dated May 13, 1997, is in all respects canceled and rescinded, as if it had never been issued; and in consideration thereof, all of the terms, covenants and conditions hereinafter set forth, the parties agree to the following:

    1.   PAYMENT OF 1996 ROYALTIES.

    In consideration of the mutual terms of this Agreement, O'Boisie shall pay to Willard the 1996 royalties due under the License Agreement, in the principal amount of Two Hundred Thousand Dollars ($200,000.00) lawful money of the United States of America, together with interest on the balance thereof remaining unpaid from time to time at the rate of seven percent (7%) per annum commencing January 1, 1997, in full on or before the earlier of: (1) the date seven (7) business days after O'Boisie completes its Initial Public Offering of capital stock, as described below; and, (2) September 30, 1997. The earlier of those dates shall be referred to herein as the "closing date". O'Boisie shall have the privilege of making prepayment, without penalty. All payments shall be applied first to interest, and the balance to principal.

    2.   PAYMENT OF 1997 ROYALTIES.

    The 1985 License Agreement, as amended, provides for royalties to be paid on certain dates for the 1997 calendar year sales. O'Boisie and Willard agree that for each calendar quarter of 1997 ending before the closing date, O'Boisie shall pay to Willard the greater of the actual royalty due for that quarter based on actual sales during the applicable quarter, or Fifty Thousand Dollars ($50,000.00) which is twenty-five percent (25%) of the annual minimum royalty under the License Agreement, and such amounts, together with interest on the balance thereof remaining unpaid from time to time at the rate of seven percent (7%) per annum commencing on the royalty payment date


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for each such quarter under the License Agreement, shall be due and payable on the closing date along with the 1996 royalties as described above.

    The parties further agree that for each calendar quarter hereafter which ends after the closing date, O'Boisie shall pay to Willard a royalty calculated under the License Agreement, as amended, but using a royalty percentage which shall be fixed and equal to One Percent (1%) of Net Licensed Product Sales, and a minimum royalty amount equal to Twenty Five Thousand Dollars ($25,000.00) per Licensed Product per year.

    3.   DEFINITION OF INITIAL PUBLIC OFFERING OF STOCK.

    O'Boisie anticipates implementing a public offering of its corporate stock shares in the latter part of 1997. O'Boisie therefore agrees that for purposes of this agreement, the "closing date" referred to above shall occur no later than the date when O'Boisie receives, as a result of any public or private sale of any substantial part of its corporate stock, either common or preferred, and either treasury stock or previously unissued stock, proceeds of such sale in an amount, net of brokers' commissions and other expenses of the offering, sufficient to pay the obligations to willard under this Agreement.

    4.   GRANT OF STOCK WARRANTS.

    Within twenty (20) business days after the execution of this Agreement by the parties, O'Boisie shall issue to Willard warrants for the purchase, at Willard's option, of twelve thousand five hundred (12,500) shares of common stock in O'Boisie at a price of One Dollar ($1.00) per share, which warrants and shall be exercisable by Willard at any time during the period beginning on the date thirteen (13) months after the closing date, and ending on the date sixty
(60) months after the closing date. Such warrants shall contain appropriate and reasonable terms for the exercise


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thereof, and such additional terms as shall protect Willard against any dilution of its interests as may occur by reason of any stock dividend, stock split, merger, consolidation, recapitalization, combination, conversion, exchange of shares, extraordinary or liquidating dividend, or any other change or changes in the corporate or capital structure of O'Boisie that would have the effect of diluting or changing a shareholder's proportionate share of ownership of the capital stock, or of the voting rights thereof; provided, however, that any issuance of common stock (or of shares of preferred stock convertible into common stock) in the initial public offering described above, any conversion of those shares, any exercise of currently outstanding warrants or options to purchase stock in O'Boisie or the issuance or exercise of warrants or options to purchase stock to be issued in connection with the initial public offering or on or before the closing date, any future reduction in the exercise price of currently outstanding warrants, any reduction in option or warrant prices or reduction in conversion rates due to the operation of the anti-dilution provisions of those instruments, any options which may be issued or exercised in connection with the Company's stock option plan, or any issuance of any other shares of capital stock of the Company for at least 90% of the then current market value of the shares shall not constitute an event that would have any dilutive effect on the warrants granted to Willard.

    5.   ADDITIONAL INSTRUMENTS.

    O'Boisie and Willard shall take such further actions and execute and deliver such additional documents and instruments as may be reasonably necessary or appropriate to complete the transaction in accordance with the provisions of this Agreement.


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    6.   DEFAULT.

    Time and the strict and faithful performance of all the duties herein created are of the essence of this Agreement. A default shall occur upon any of the following events, among others:

    A. If O'Boisie fails to pay any royalty payments at the times and in the manner provided for in the License Agreement, as modified previously and as further modified by this Agreement, and if O'Boisie does not remedy such failure within ten (10) days after written notice is given by Willard to O'Boisie, in accordance with the provisions of this Agreement.

    B. If O'Boisie shall at any time fail to perform any of the other covenants, terms or conditions of this Agreement, or of the License Agreement, as amended, and O'Boisie does not remedy such failure within thirty (30) days after written notice is given to Willard to O'Boisie in accordance with the provisions of this Agreement, specifying the details of such failure and demanding the specific payment or performance that will cure such failure.

    C. If O'Boisie is adjudged bankrupt or files for bankruptcy or reorganization under the bankruptcy law, makes an arrangement for the benefit of creditors, or has a receiver appointed for it in any action, suit or proceeding.

    If O'Boisie fails to cure any default, Willard may declare the entire remaining unpaid balance of the 1996, 1997, and any future accrued royalty payments, both principal and interest, due and payable forthwith, and Willard may recover said balance from O'Boisie. In addition, Willard may declare this Agreement rescinded, and the same shall immediately be deemed to be null and void, and all of the terms, covenants and conditions of the License Agreement, the Amendment thereto, and the Agreement for Extension of Payments and Other Consideration which were modified by this Agreement shall thereupon be reinstated. The remedies set forth in this paragraph, or elsewhere in


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this Agreement, shall be considered optional and cumulative and not a waiver of any right or remedy that Willard would otherwise have at law or in equity to enforce the performance of this Agreement, or the Agreement for Extension of Payments and Other Consideration, or the License Agreement, as amended, or to recover damages for breach of any them.

    7.   ATTORNEY FEES.

    In the event of litigation between the parties hereto concerning the subject matter hereof, the prevailing party in any suit or action shall have the right to demand and collect as part of any judgment to be rendered a reasonable sum as attorney's fees in addition to costs allowed by law.

    8.   NOTICE.

    Any and all notices required under the terms of this Agreement shall be given by the parties to each other by certified mail, return receipt requested, postage prepaid, in care of the name and address of the party first set forth above, or any other address subsequently furnished in writing by any party. Notice shall be deemed given on its date of mailing, or upon written acknowledgment of its receipt of personal delivery, whichever shall be earlier.

    9.   CONTROLLING LAW.

    This Agreement is to be construed, governed and enforced in accordance with the laws of the State of Idaho.

    10.  WAIVER.

    Waiver by any party of any breach of any term, covenant or condition herein contained shall not be deemed to be a waiver of such term, covenant or condition, or of any subsequent breach of the same or of any other term, covenant or condition herein contained.


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    11.  MODIFICATION AND BINDING EFFECT.

    All of the terms, conditions and covenants of this Agreement shall be binding upon and shall inure to the benefit of all successors and assigns of the respective parties hereto. This Agreement may only be modified by written agreement signed by all of the parties hereto or their duly authorized representatives.

    12.  PREPARERS' IDENTITY.

    O'Boisie acknowledges that this Agreement was prepared by the attorney for Willard and that said attorney did not and does not represent O'Boisie in connection with this transaction or the preparation of this Agreement.

    Executed this 26th day of June, 1997.

                             Miles Willard Company


                             __________________________________
                             Miles J. Willard



                             The O'Boisie Corporation


                             __________________________________


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